April 4, 2012

Via EDGAR and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 3720

Attn: Mr. Daniel L. Gordon, Branch Chief

Re:	Anworth Mortgage Asset Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

File No. 001-13709

Dear Mr. Gordon:

Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”), is filing today via EDGAR this letter which responds to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2011, filed on February 27, 2012, as set forth in the Staff’s letter dated March 27, 2012 (the “Comment Letter”) addressed to Mr. Thad M. Brown, Chief Financial Officer of the Company. For your convenience, we have repeated your comments in bold and provided the response of the Company immediately thereafter.

Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 27

1.	We note your disclosure related to the potential impact of federal loan modification programs. In preparing future Exchange Act reports, please consider the requirements of Item 503(c) and Item 303 of Regulation S-K with respect to disclosure requirements regarding pending legislation. The Commission has provided interpretive guidance with respect to assessing the disclosure requirements triggered by a known uncertainty, such as pending legislation or regulation, in Securities Act Release Nos. 33-6835 (May 18, 1989), 33-8350 (December 19, 2003), and 33-9106 (February 2, 2010). If you determine disclosure is required based on the analytical framework discussed in these releases, please describe, to the extent reasonably practicable, the impact the legislation or regulation is reasonably likely to have on your particular portfolio.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will continue to consider the requirements of Item 503(c) and Item 303 of Regulation S-K with respect to disclosure requirements regarding pending legislation. If the Company determines disclosure is required based on the analytical framework discussed in the above referenced releases, the Company will describe, to the extent reasonably practicable, the impact the legislation or regulation is reasonably likely to have on its portfolio.

1299 Ocean Avenue, Second Floor, Santa Monica, California 90401

(310) 255-4493  Fax (310) 434-0070

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

April 4, 2012

The Company also respectfully notes that while the referenced risk factor discusses the possibility that government loan modification programs could have an effect on its portfolio of mortgage-backed securities, the Company did not believe that such government loan modification programs would have a predictable material impact on the performance of its portfolio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.	We note that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future filings Exchange Act reports, the Company will continue to provide the average amount of repurchase and reverse repurchase agreements outstanding during each quarter and the amount of these repurchase and reverse repurchase agreements outstanding as of the end of each quarter.

The Company also respectfully notes that the Company started utilizing its excess cash in reverse repurchase agreements during the second quarter of 2010. In the Company’s Form 10-Q for the quarterly period ended June 30, 2010, the Company reported the amount of reverse repurchase agreements outstanding in Note 2 to its financial statements. Beginning with the Company’s Form 10-Q for the quarterly period ended September 30, 2010 and for all quarterly and annual Exchange Act filings thereafter, the Company has reported both the average amount of reverse repurchase agreements outstanding during the period covered in such filing and also the amount outstanding at the end of the period for such filing. The Company has always reported the amount of repurchase agreements outstanding in each of its quarterly and annual filings. The amounts are reported both in the Company’s balance sheet and in footnote disclosure for the amount at the end of the period for each filing and also as of the prior year-end. In addition, in the Comparison of Operating Results in the MD&A, the Company has reported the average amount of borrowings outstanding for the current period of such filing with that of the prior comparable period.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

April 4, 2012

For the past two years, the average amount of repurchase and reverse repurchase agreements outstanding during each quarter and the amount of these repurchase and reverse repurchase agreements outstanding as of the end of each quarter are as follows:

Repurchase Agreements

Quarter Ending:	Average Amount Outstanding During the Quarter	Amount Outstanding as of the End of the Quarter
	(in thousands)	(in thousands)
12/31/11	$7,509,746	$7,595,000
9/30/11	$7,296,587	$7,435,000
6/30/11	$7,078,743	$7,245,000
3/31/11	$6,497,794	$6,920,000
12/31/10	$5,897,355	$6,375,000
9/30/10	$5,093,224	$5,224,000
6/30/10	$5,244,944	$5,090,000
3/31/10	$5,271,514	$5,312,000

Reverse Repurchase Agreements

Quarter Ending:	Average Amount Outstanding During the Quarter	Amount Outstanding as of the End of the Quarter
	(in thousands)	(in thousands)
12/31/11	$6,913	$—
9/30/11	$8,913	$—
6/30/11	$4,495	$—
3/31/11	$1,278	$—
12/31/10	$—	$—
9/30/10	$10,418	$—
6/30/10	$16,264	$71,000
3/31/10	$—	$—

3.	In Exchange Act reports relating to your 2012 reporting year, please include an analysis of how your externalization is reasonably likely to impact your expenses for the reporting year.

Response:

The Company respectfully acknowledges the Staff’s comment, and notes that with respect to Exchange Act reports relating to the Company’s 2012 reporting year, the Company will no longer have any compensation expense. The management fee payable to the external manager of the Company will be shown as a separate line item in the income statement.

4.	It appears from your disclosure that the spread between your weighted average yield on assets and your weighted average interest rate (as adjusted for swaps) has been steadily

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

April 4, 2012

declining. In future Exchange Act reports, please include an analysis of any trend in this significant performance measure. Your analysis should include, when applicable, a discussion of market conditions or portfolio characteristics, such as the relationship between available asset yields on new investments and the yield on assets expected to be repaid, that you believe are reasonably likely to impact your future net interest rate spreads.

Response:

The Company respectfully notes that in the Comparison of Operating Results in the MD&A, the Company provided a table of, and disclosed the change in, weighted average coupons and weighted average interest rates for the current period in each filing as compared with the same items for the comparable prior period as part of the explanation for the changes in interest income and interest expense.

In connection with future Exchange Act reports, the Company will provide an additional table showing for each of the last four quarters the weighted average coupons and weighted average interest rates to show any trends, and a discussion of market conditions, portfolio characteristics and the difference between asset yields on new investments and those that are being repaid or expected to be repaid.

5.	We note your disclosure on page 60 regarding your year to year change in leverage on capital. In future Exchange Act reports, to the extent you have a significant change in leverage levels, or maintain a leverage level that is outside your historical norms, please include a discussion of the specific factors you actually considered in determining the current leverage level and the specific factors you expect are reasonably likely to cause you to change your leverage level in the next reporting period.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, to the extent that there is a significant change in leverage levels, or the Company maintains a leverage level outside its historical norms, the Company will include a discussion of the specific factors considered in determining that current leverage level and the specific factors reasonably likely to cause a change in the leverage level for the next reporting period.

6.	We note your disclosure on page 60 regarding your repurchase agreement borrowings. In future Exchange Act reports, please disclose your weighted average haircuts and address, if material, any trends related to this operating statistic.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will disclose the weighted average haircuts on our repurchase agreement borrowings, and will disclose, if material, any trends related to this operating statistic.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

April 4, 2012

7.	We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls. In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will disclose information on when or how a margin call from a lender may occur in the MD&A section of its filings, including the nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided. Typically, most margin calls initiated by lenders arise each month due to prepayments. The value of the mortgage backed securities pledged is reduced by an amount equal to any prepaid principal in order to re-establish the required ratio of borrowing to collateral value. The pledging of additional collateral is usually done either the same day or the following day.

8.	Please provide us a schedule of any repo lenders that hold excess collateral in an amount in excess of 5% of your stockholder’s equity. We may have further comment.

Response:

The Company respectfully notes that as of December 31, 2011, the Company did not have any repo lenders that held excess collateral in an amount in excess of 5% of the Company’s stockholders’ equity.

9.	We note your disclosure on page F-29 of your weighted average pay rate on swaps. In future Exchange Act reports, please discuss any material trends in your swap weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will discuss any material trends in its swap weighted average pay rate that it believes are reasonably likely to impact financial performance in future periods.

The Company also respectfully notes that the disclosure on page F-29 shows the weighted average pay rates on swaps for the current period in the filing versus the weighted average pay rates for the prior year-end. As the pay rates are set by agreement and the swaps are typically for terms of 3-5 years, the only change in pay rates are due to swaps maturing or our entering into new swap agreements.

Note 3. Mortgage-Backed Securities (MBS), page F-15

10.	Please revise your disclosure in future filings to explain how paydowns receivable are generated, and how you account for these receivables.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

April 4, 2012

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will revise its disclosure to explain how paydowns receivable are generated, and how the Company accounts for these receivables.

The Company also respectfully notes that pay down receivables result when it receives notice from Freddie Mac of prepayments but does not receive actual payment until the 15th day of the following month.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (310) 255-4460 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Sincerely,

/s/ Thad M. Brown
Thad M. Brown
Chief Financial Officer, Anworth Mortgage Asset Corporation

cc:	Joseph Lloyd McAdams, Anworth Mortgage Asset Corporation

Mark J. Kelson, Greenberg Traurig, LLP